Exhibit 3.1

        Text of Restated Section 3.1 of Article III of By-laws:

“3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors except as otherwise provided in the articles of incorporation. The number of directors shall be six (6).”